FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

VIA EDGAR

John C. Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re:     Franklin New York Tax-Free Trust (the “Registrant”)

(File Nos. 033-07785, 811-04787)

Dear Mr. Grzeskiewicz:

On behalf of the above-referenced Registrant, following are the responses to the Staff’s comments conveyed on January 25, 2010 with regard to Post-Effective Amendment Nos. 31/32 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2009 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended. Each comment is summarized below, followed by the Registrant’s response to the comment. Each series of shares of the Registrant is hereinafter referred to individually as a “Fund” and, collectively as the “Funds.”

General Comments – Prospectus Fund Summaries (All Funds):

1.

Comment: In the headings to the two tables under the heading “Fees and Expenses of the Fund,” move the parenthetical italicized language, “(fees paid directly from your investment)” and “(expenses that you pay each year as a percentage of the value of your investment),” next to the bolded headings, “ Shareholder Fees” and “Annual Fund Operating Expenses,” respectively.

Response: The tables have been revised so that the parenthetical italicized language set forth above is now aligned on the left.

2.	Comment: In the “Principal Investment Strategies” section for each Fund, consider describing how the portfolio managers of the Fund determine when and whether to sell portfolio securities.

Response: The investment managers of the Funds generally manage the assets of the Funds according to a “buy and hold” strategy. In fact, each Fund’s portfolio turnover is relatively low (less than 13%). Because each Fund’s focus is on long-term investing, the Prospectus was not revised to include this disclosure. However, as we discussed, in the event a Fund’s portfolio turnover were to exceed 125%, the Registrant will consider adding disclosure relating to any “sell” strategy.

3.	Comment: In the “Performance” section, add 2009 performance for each Fund to the bar chart and table.

Response: The 2009 performance has been included in the Performance sections.

4.

Comment: With respect to the parenthetical below the Average Annual Total Returns table in the “Performance” section, move the first sentence of the parenthetical up into the table as a parenthetical next to the name of the index or indices. Delete the second sentence of the parenthetical.

Response: The Average Annual Total Returns tables have been revised as requested.

5.	Comment: With respect to the footnotes below the Average Annual Total Returns table in the “Performance” section, delete all of the footnotes.

Response: The footnotes have been deleted as requested. However, with respect to the footnote that indicated that the performance of the Funds reflects sales charges in the Average Annual Total Returns tables, we have added a parenthetical reflecting this disclosure in the header of each table.

6.

Comment: In the paragraph that follows the Average Annual Total Returns table in the “Performance” section that begins with “The after tax returns are shown only for Class A shares and are calculated . . .,” delete the phrase “are shown only for Class A shares and.”

Response: Such paragraphs have been revised as requested.

7.

Comment: In the “Portfolio Managers” section, for portfolio managers who are listed as portfolio managers of a Fund “since inception,” consider adding the year of inception in parentheses after “since inception.”

Response: Where applicable, the Registrant has added the numerical inception year in parentheses for portfolio managers who are listed as portfolio managers of a Fund “since inception.”

8.	Comment: In the “Purchase and Sale of Fund Shares” section, delete the second and third sentences of that paragraph, as they are not required or permitted by this Item.

Response: Such paragraphs have been revised as requested.

9.	Comment: With respect to the heading “Dividends, Capital Gains, and Taxes,” change the heading to read “Taxes” (i.e., delete “Dividends, Capital Gains, and”).

Response: The headings referenced have been revised as requested.

10.	Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, consider changing the term “financial advisor” in the last sentence of that section to “salesperson.”

Response: The Registrant has historically used the term “financial advisor” in its registration statements, as well as in it sales literature and, therefore, to avoid confusion and conflicting document disclosure, the Registrant will retain the term “financial advisor.” Additionally, the Registrant notes that the term “financial advisor” provides a better description of how Fund shares are sold.

General Comments – Prospectus Fund Details (All Funds):

11.

Comment: In the first paragraph under “Financial Highlights,” the last sentence states that “This information has been derived from the financial statements audited by . . .” This sentence should read “This information has been audited by . . .”

Response: The disclosure has been revised as requested.

12.

Comment: Under the heading “Selling Shares,” and the sub-heading “Selling Recently Purchased Shares,” the sentence indicates that it may take “seven business days or more” for a check, draft or wire/electronic funds transfer to clear; however it is generally believed that it no longer takes more than seven business days for a check, draft or wire/electronic funds transfer to clear.

Response: This disclosure has been revised as requested.

Specific Fund Comments

Franklin New York Insured Tax-Free Income Fund

13.

Comment: Under the heading “Principal Investment Strategies” in the Fund Summary, the second sentence in the third paragraph states that the “Fund pays insurance premiums either directly or indirectly. . .” Please explain in this section how the Fund “indirectly” pays insurance premiums and if paying premiums indirectly has an effect on the cost of the insurance or the security.

Response: The disclosure has been revised to read as follows: “The Fund generally purchases bonds that have insurance in place so it does not pay insurance premiums directly. The premium costs, however, are reflected in a lower yield and/or higher price for the insured bond. When beneficial, the Fund may purchase insurance for an uninsured bond directly from a qualified municipal bond insurer, in which case the Fund pays the insurance premium directly to the insurance company.”

Franklin New York Intermediate-Term Tax-Free Income Fund

14.

Comment: Under the heading “Principal Investment Policies and Practices” in the Fund Details section of the Prospectus, disclose how the Fund handles securities that are downgraded from the top four ratings categories.

Response: The disclosure in the “Principal Investment Policies and Practices” section in the Fund Details section of the Prospectus has been revised as follows: “The Fund maintains a dollar-weighted average portfolio maturity of three to 10 years and only buys securities rated in the top four rating categories by U.S. nationally recognized rating services (or comparable unrated securities). This limitation generally is applied at the time of purchase and a downgrade of a particular security below one of the top four ratings categories will not automatically cause the Fund to sell the security. The manager will, however, take such downgrade into account when analyzing the portfolio.”

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ David P. Goss

David P. Goss, Esq.

Vice President

Franklin New York Tax-Free Trust